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                          March 11, 2021

       Glenn P. Sblendorio
       Chief Executive Officer and President
       IVERIC bio, Inc.
       Five Penn Plaza, Suite 2372
       New York, NY 10001

                                                        Re: IVERIC bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 5, 2021
                                                            File No. 333-253897

       Dear Mr. Sblendorio:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian Johnson, Esq.